UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kohl’s Department Stores, Inc. Savings Plan

January 31, 2004 and February 1, 2003

Kohl’s Department Stores, Inc.

Savings Plan

Financial Statements

and Supplemental Schedule

January 31, 2004 and February 1, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 31, 2004 and February 1, 2003, and the related statement of changes in assets available for benefits for the year ended January 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at January 31, 2004 and February 1, 2003, and the changes in its assets available for benefits for the year ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2004

Kohl’s Department Stores, Inc.

Savings Plan

Statements of Assets Available for Benefits

	January 31, 2004	February 1, 2003
Cash	$208,892	$39,544
Investments, at fair value	221,962,596	182,237,204

Receivables:
Company contribution	8,461,657	7,375,368
Participants’ contributions	272,410	232,377

Total receivables	8,734,067	7,607,745

Assets available for benefits	$230,905,555	$189,884,493

See accompanying notes.

Kohl’s Department Stores, Inc.

Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended January 31, 2004

Additions:
Net realized and unrealized appreciation in fair value of investments	$17,664,421
Interest and dividend income	2,285,078

Net investment income	19,949,499

Contributions:
Company	13,743,035
Participants	24,648,738
Rollovers	2,797,504

Total contributions	41,189,277

Total additions	61,138,776

Deductions:
Benefit and withdrawal payments	20,117,714

Net increase in assets available for benefits	41,021,062
Assets available for benefits at beginning of year	189,884,493

Assets available for benefits at end of year	$230,905,555

See accompanying notes.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements

January 31, 2004

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the Plan) is a defined-contribution plan covering all employees of Kohl’s Department Stores, Inc. (the Company), a wholly owned subsidiary of Kohl’s Corporation, with greater than 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the “Savings Plan Handbook” for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

The common trust fund is valued at fair value based on the redemption prices established by Putnam Investments. Investments in Kohl’s Corporation common stock and mutual funds are valued at fair value as established by quoted market prices. Participant notes receivable are stated at the unpaid principal balance, which approximates fair value.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s 12 investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 33 1/3% of each participant’s contribution, up to a maximum of 2% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

3. Contributions and Benefit and Withdrawal Payments (continued)

The Company’s profit-sharing contributions are 100% vested after 5 years of credited service. The Company’s matching contributions for any Plan year beginning on or after February 3, 2002, are 100% vested after 3 years of service. The Company’s matching contributions for any Plan year beginning prior to February 3, 2002, are 100% vested after 5 years of service.

Upon termination, the nonvested portion of any participant account is forfeited and applied to reduce future Company contributions. The cumulative forfeitures relating to nonvested accounts totaled $1,478,099 for the year ended January 31, 2004.

Retired participants’ and total and permanently disabled participants’ vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants’ and deceased participants’ vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

4. Investments

During the year ended January 31, 2004, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted redemption or market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Kohl’s Corporation common stock	$(8,470,301)
Common trust funds	4,055,848
Mutual funds	22,078,874

$17,664,421

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

Investments that represent 5% or more of the Plan’s assets are as follows:

	January 31, 2004	February 1, 2003
Kohl’s Corporation common stock*	$46,020,056	$56,517,677
Putnam Voyager Fund*	50,218,730	38,523,041
Putnam Stable Value Fund*	34,524,452	—
Dreyfus Premier Balanced Opportunity Fund	33,218,664	—
Putnam Money Market Fund*	—	30,013,044
BGI Masterworks Balanced Portfolio	—	25,836,566
Putnam S&P 500 Index Fund*	22,149,482	—
PIMCO Total Return Fund	11,720,022	9,655,684

*	Indicates party in interest to the Plan.

5. Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Kohl’s Department Stores, Inc.

Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 1998, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Kohl’s Department Stores, Inc.

Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares/ Units	Current Value
Mutual funds:
Laudus Rosenberg US Small Capitalization	180,807.926	$2,424,634
Dodge & Cox Stock Fund	35,212.291	4,164,910
Europacific Growth Fund	12,845.199	397,431
Oppenheimer Developing Markets	36,526.309	757,556
Pimco Total Return Fund	1,089,221.411	11,720,022
Putnam International Equity Fund*	475,410.102	9,978,858
Putnam Retirement Ready Portfolio*	25,538.744	1,607,137
Putnam Voyager Fund*	3,101,836.293	50,218,730
Dreyfus Premier Balanced Opportunity Fund	1,761,328.961	33,218,664

Common trust funds:
Putnam S&P 500 Index Fund*	783,220.734	22,149,482
Putnam Stable Value Fund*	34,524,452.120	34,524,452

Kohl’s Corporation common stock*	1,038,827.454	46,020,056

Participant notes receivable, interest rates range from 4% to 9%*		4,780,664

		$221,962,596

*	Indicates party in interest to the Plan.

Supplemental Schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ WESLEY S. MCDONALD
Wesley S. McDonald
Chief Financial Officer

Date: July 29, 2004